UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-258764

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 5, 2021, Satellogic Inc. (the “Company”), CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”) and certain other parties thereto entered into an Agreement and Plan of Merger (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement , among other things, CF V and Target will become direct, wholly owned subsidiaries of the Company. The transactions contemplated by the Merger Agreement are referred to as the “Business Combination”.

Columbia Loan Extension

On December 23, 2021, Target entered into Amendment No. 2 to Loan and Security Agreement (the “Amendment”) which amends the Loan and Security Agreement, dated as of March 8, 2021 (the “Columbia Loan Agreement”), by and between Target and Columbia River Investment Limited (the “Investor”). The Amendment, among other things, (i) extends the date on which Target is required to pay all amounts due under the Columbia Loan Agreement from December 31, 2021 (if the Business Combination closes on or prior to December 31, 2021 and the aggregate redemptions by the stockholders of CF V exceed 50% of the amount in the CF V’s trust account) to January 15, 2022 (if the Business Combination closes on or prior to December 31, 2021 and the aggregate redemptions by the stockholders of CF V exceed 50% of the amount in the CF V’s trust account), or a later date if mutually agreed to by the parties, (ii) extends the Perfection Date (as defined in the Columbia Loan Agreement) to the earlier of (a) January 15, 2022 and (b) the date Target perfects the security interest on any collateral under its other indebtedness, and (iii) makes certain other conforming amendments. The description of the Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Promissory Note

On December 23, 2021, Target and Cantor Fitzgerald Securities, a New York general partnership (the “Lender), entered into a Secured Promissory Note (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Note”) pursuant to which, the Lender agreed to loan Target (i) $7,500,000 (the “Initial Loan”) and (ii) at the option of Target, on or before June 30, 2022, up to an additional $7,500,000 if certain conditions are met including the Business Combination shall have been consummated, the Permitted Equity Issuance (defined below) shall not have been consummated, and the Investor has agreed to certain amendments to the Columbia Loan Agreement including a further extension of the maturity date thereunder by at least an additional six months (the “Additional Loan” and together with the Initial Loan, the “Loans”).

The Loans will bear interest at a rate of 7.00% per annum provided that in the event that the Loans are paid in full simultaneously with the closing of the Business Combination with the proceeds of an equity issuance of at least $100 million (as described in the Note) that is consummated on or prior to the closing of the Business Combination (“Permitted Equity Issuance”), the Loans shall bear interest at a rate of 5.00% per annum. Interest is payable quarterly commencing on March 31, 2022.

The Note matures on the earlier of (i) December 23, 2022, (ii) the maturity date under the Columbia Loan Agreement, as it may be extended and (iii) the closing of the Business Combination if the Permitted Equity Issuance is consummated on or prior thereto. Target is required to repay all or a portion of the Note from the cash proceeds of any Permitted Equity Issuance or any other issuance of any equity interests in Target as set forth in the Note (the “Mandatory Repayment”). Target may prepay at any time upon notice all or any portion of the Note (a “Voluntary Prepayment”). In the event of a Mandatory Repayment or Voluntary Prepayment, Target shall be required to pay Lender a make-whole premium equal to the aggregate interest payments that would be due with respect to any repaid amounts through December 23, 2022 as if no such repayment had occurred at a rate of 7.00% per annum with respect to any Voluntary Prepayment and 5.00% per annum with respect to any Mandatory Repayment in connection with a Permitted Equity Issuance that is consummated on or prior to the closing of the Business Combination (or following the closing of the Business Combination, subject to a binding commitment in respect thereof received prior to such closing).

As a condition to the Initial Loan, the Company and Target have agreed that all conditions to the closing of the Business Combination have been satisfied or waived, including the condition that requires that the Available Cash (as defined in the Merger Agreement) be no less than the Minimum Cash Amount (as defined in the Merger Agreement), but excluding the SPAC Stockholders’ Approval (as defined in the Merger Agreement). The Company and the Target have also agreed to consummate the Merger Agreement within one day of CF V having obtained the approval of the Merger Agreement by its stockholders.

The Note includes customary representations, warranties and events of default. The Note also includes specified affirmative and negative covenants including an obligation to provide the Lender quarterly and annual financial statements within a certain period of time and limitation on debt incurrences, liens, restricted payments, dispositions and investments. The Note is secured by a security interest in certain assets of Target and its subsidiaries. Upon the earlier of (a) the date of the closing of the Business Combination and (b) the date the Target’s presently outstanding convertible notes are paid and fully terminated, the Note will be secured by substantially all of the assets and equity interests of Target and its subsidiaries.

The description of the Note contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Note, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Information and Where to Find It

This Report on Form 6-K relates to a proposed transaction between the Company, CF V and Target. In connection with the transaction described herein, CF V and the Company have filed materials with the SEC, including an effective registration statement on Form F-4, which includes a proxy statement/prospectus. CF V and the Company may also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF V are urged to read the F-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders of CF V are able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF V through the website maintained by the SEC at www.sec.gov or by directing a request to CF V to 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com.

Participants in the Solicitation

CF V, the Company and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. Information about CF V’s directors and executive officers and their ownership of CF V’s securities is set forth in CF V’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the section entitled “Important Information and Where to Find It” above.

Non-Solicitation

This Report on Form 6-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, the Company or Target, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Dated: December 27, 2021

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Amendment No. 2 to Loan and Security Agreement, dated as of December 23, 2021, by and between Nettar Group, Inc. and Columbia River Investment Limited

99.2	Secured Promissory Note dated as of December 23, 2021 by and between Nettar Group, Inc. and Cantor Fitzgerald Securities.